Exhibit 99.1

News Release

For Immediate Release

Stantec announces record third quarter operating performance prior to write-down of intangibles and goodwill due to current market conditions

EDMONTON AB (October 30, 2008) TSX, NYSE: STN

Stantec posted a 47.7% increase in gross revenue and a 39.7% increase in net revenue in the third quarter 2008 along with strong operating performance prior to a write-down of intangible assets and goodwill due to current market conditions. During the quarter Stantec recorded an estimated C$53.0 million potential impairment to goodwill and an additional C$5.4 million impairment of intangible assets.

Excluding the impacts of the impairment, financial results for the quarter reached record levels with cash flows from operating activities of C$54.6 million. Net income for the quarter would have been C$25.1 million or C$64.1 million on a year-to-date basis with diluted earnings per share of C$0.55 for the quarter or C$1.39 on a year-to-date basis.

The intangible assets and goodwill impairment charges are non-cash in nature and do not affect Stantec’s liquidity, cash flows from operating activities, or debt covenants, and do not impact future operations.

"The record operating performance this quarter is a reflection of the Company’s ability to adapt to changing market conditions and is continuing validation of the strength of our business model," says Tony Franceschini, Stantec President & CEO. “Although current market conditions have necessitated the write-down of certain intangibles and a portion of our goodwill, these non-cash charges do not impact current or future operations.”

Reported results for the third quarter of 2008 are as follows:

▪
In the third quarter of 2008 gross revenue increased 47.7% to C$347.6 million compared to C$235.3 million for the same period in 2007. Net revenue increased 39.7% to C$289.2 million compared to C$207.0 million. Reported net loss was C$30.0 million compared to net income of C$17.4 million. Diluted earnings per share were a loss of C$0.66 in the third quarter 2008 compared to diluted earnings per share of C$0.38 in 2007.

▪
Year-to-date 2008 gross revenue increased 41.1% to C$982.7 million compared to C$696.3 million over the first nine months of 2007. Net revenue increased 35.5% to C$833.1 million compared to C$615.0 million. Reported net income was C$9.0 million compared to C$50.3 million for the first nine months of 2007. Diluted earnings per share were C$0.20 compared to C$1.09 for the same period in 2007.

▪
In the third quarter Stantec added a mining practice to its service offering by completing the acquisition of McIntosh Engineering. A mining engineering firm with more than 200 employees principally located in Tempe, Arizona, and Sudbury and North Bay, Ontario.

▪
Also in the third quarter the Company announced that Don Wilson, Senior Vice President and Chief Financial Officer (CFO) will retire from his role on December 31, 2008 and Dan Lefaivre, currently the Vice President, Finance & Treasury, will assume the CFO role effective January 1, 2009. The firm also extended and made certain amendments to its existing revolving credit facility. As provided in the credit agreement, the Company increased the facility limit to C$300 million from C$250 million and extended the maturity date to August 31, 2011, while maintaining the same pricing terms and conditions. In addition, US$100 million of the current outstanding amount was converted to a fixed rate of 3.43%, plus applicable pricing spreads, for a two year period.

▪
Complete Financial Statements, Notes to the Financial Statements, and Management’s Discussion and Analysis will be filed on Sedar (www.sedar.com) and Edgar (www.sec.gov) on October 30, 2008 and are available to download from the Investors section on www.stantec.com. You may also contact Stantec for a copy of the documents.

Details of the goodwill impairment and the impairment of intangible assets are as follows:

▪
The C$5.4 million charge to income is based on the results of the Company’s annual impairment review of intangible assets. The review concluded that intangible assets relating to certain client relationships, primarily related to the financial distress experienced by specific clients in relation to The Keith Companies, Inc acquisition, were not fully recoverable. This non-cash charge decreased diluted earnings per share by C$0.05.

▪
The estimated C$53.0 million potential impairment to goodwill was due to current market conditions and uncertainties arising from overall economic conditions in its United States reporting units. This non-cash charge decreased diluted earnings per share by C$1.16.

Projects awarded to Stantec this quarter reflect the diversity of Stantec’s business model. The Buildings practice was contracted to provide integrated architecture, engineering, and sustainability consulting services for the development of a series of new subacute care hospitals at state correctional facilities in California. With the first facilities scheduled for completion in 2011, the projects are targeted to achieve, at minimum, Leadership in Energy and Environmental Design (LEED) Silver certifications.  At Mount Royal College in Calgary, Alberta, Stantec is designing Phase 1 of the Science and Technology Centre, a project targeting LEED Silver rating. In addition, the firm was selected to design an expansion of the college’s Centre for Continuous Learning, a facility which Stantec originally helped to achieve LEED Gold criteria in 2006. The project, also targeting LEED Gold certification, will add approximately 4,650 square metres (50,000 square feet) to the existing building. Stantec’s Environment practice was awarded a contract to design a subgrade barrier wall to limit groundwater contamination in the event of an accidental release of fuel at Honolulu International Airport in Hawaii. The project also involves the assessment and recovery of a previous fuel release near the airport, upgradient of the Ke’ehi Lagoon in the Pacific Ocean. In addition, the practice is completing sewer system evaluation surveys in four neighborhoods in Toledo, Ohio, as part of the Toledo Waterways Initiative, covering roughly 213,000 linear feet (64,900 linear metres) of sanitary, combined, and storm sewers. In the Transportation area, Stantec was chosen to perform biennial and interim inspections of 500 bridges, with 3,250 bridge spans, across New York City for the New York State Department of Transportation. The 500 structures will include viaducts and overpasses over major arterial highways such as the Long Island Expressway, local street bridges over railroads and railroad yards, and major crossings over waterways. The Urban Land group secured an assignment to provide engineering services for a streetscape improvement plan spanning five miles (eight kilometres) of a central corridor in North Charleston, South Carolina and was also contracted to design the third phase—21 blocks—of a streetscape project in downtown Newark, New Jersey, complementing Stantec’s work on the first and second phases.

“Dedication and hard work from our employees have made the difference for Stantec this quarter and throughout the year,” says Franceschini. “We made a commitment this year to make our Company more efficient and focus on the effectiveness of our operations and our staff has responded and our results this quarter reflect their efforts.”

The third quarter Conference Call, to be held today at 4:00 PM EDT (2:00 PM MDT), will be broadcast live and archived on Stantec's web site at stantec.com in the Investor Relations section.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 9,000 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Media Contact	Investor Contact
Jay Averill	Simon Stelfox
Media Relations	Investor Relations
Stantec	Stantec
Tel: 780-917-7441	Tel: 780-917-7288

  Continued – Balance Sheet and Income Statement attached

One Team. Infinite Solutions.

 Consolidated Balance Sheets

  (Unaudited)

	September 30	December 31
	2008	2007
(In thousands of Canadian dollars)	$	$

ASSETS (note 5)
Current
Cash and cash equivalents	13,884	14,175
Cash held in escrow (note 2)	6,775	-
Accounts receivable, net of allowance for doubtful accounts of $11,963 in 2008 ($10,508 – 2007)	252,018	206,063
Costs and estimated earnings in excess of billings	90,248	65,064
Income taxes recoverable	3,168	5,019
Prepaid expenses	6,003	6,617
Future income tax assets	15,066	13,308
Other assets (note 4)	10,703	13,002

Total current assets	397,865	323,248
Property and equipment	107,338	88,156
Goodwill (note 3)	392,931	332,922
Intangible assets (note 3)	37,726	32,288
Future income tax assets	19,674	12,074
Other assets (note 4)	31,577	24,873
Total assets	987,111	813,561

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	160,835	155,020
Billings in excess of costs and estimated earnings	39,320	34,423
Income taxes payable	5,235	9,955
Current portion of long-term debt (note 5)	39,025	21,549
Future income tax liabilities	14,627	11,750

Total current liabilities	259,042	232,697
Long-term debt (note 5)	191,627	74,539
Future income tax liabilities	22,767	20,718
Other liabilities (note 6)	49,997	42,909
Total liabilities	523,433	370,863

Shareholders' equity
Share capital	219,263	218,790
Contributed surplus	8,853	6,266
Deferred stock compensation	-	(110)
Retained earnings	290,540	286,780
Accumulated other comprehensive loss (note 11)	(54,978)	(69,028)
Total shareholders' equity	463,678	442,698
Total liabilities and shareholders' equity	987,111	813,561

See accompanying notes

Consolidated Statements of Income

(Unaudited)

For the quarter ended		For the three quarters ended
September 30		September 30
2008	2007	2008	2007
(In thousands of Canadian dollars, except share and per share
amounts)	$	$	$	$

INCOME
Gross revenue	347,561	235,381	982,691	696,341
Less subconsultant and other direct expenses	58,366	28,395	149,578	81,356

Net revenue	289,195	206,986	833,113	614,985
Direct payroll costs	127,135	90,714	369,227	268,386

Gross margin	162,060	116,272	463,886	346,599
Administrative and marketing expenses (notes 8 and 14)	113,453	85,121	338,455	257,489
Depreciation of property and equipment	6,454	4,797	18,657	13,125
Amortization of intangible assets	2,924	800	8,143	2,558
Impairment of goodwill and intangible assets (note 3)	58,369	-	58,369	-
Net interest expense (note 5)	1,888	387	5,401	711
Share of (income) loss from associated companies	(83)	(93)	77	(187)
Foreign exchange (gains) losses	520	(194)	541	(1,290)
Other income (note 4)	(261)	(334)	(891)	(926)

Income (loss) before income taxes	(21,204)	25,788	35,134	75,119

Income taxes
Current	14,593	11,211	32,793	26,859
Future	(5,780)	(2,898)	(6,684)	(2,070)

Total income taxes	8,813	8,313	26,109	24,789

Net income (loss) for the period	(30,017)	17,475	9,025	50,330

Weighted average number of shares outstanding –
basic	45,595,087	45,578,416	45,628,244	45,542,534

Weighted average number of shares outstanding –
diluted	45,971,887	46,252,398	46,103,940	46,168,452

Shares outstanding, end of the period	45,569,523	45,602,754	45,569,523	45,602,754

Earnings per share (note 8)
Basic	(0.66)	0.38	0.20	1.11

Diluted	(0.66)	0.38	0.20	1.09

See accompanying notes